UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
_____________________________________________________________________________

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

_____________________________________________________________________________

COMMISSION FILE NUMBER: 0-8084

_____________________________________________________________________________

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

_____________________________________________________________________________

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the
Connecticut Water Company

Financial Statements
(With Supplementary Information)
and Report of Independent Registered Public Accounting Firm

Years Ended December 31, 2015 and 2014

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
Savings Plan of the Connecticut Water Company

We have audited the accompanying statements of net assets available for benefits of Savings Plan of the Connecticut Water Company (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) (Schedule H, Line 4i) as of December 31, 2015 and the schedule of delinquent participant contributions for the year then ended (Schedule H, Line 4a) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP
Hartford, Connecticut
June 28, 2016

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value:
Mutual funds	$22,016,979	$22,377,221
Connecticut Water Service, Inc. common stock fund	2,063,072	1,814,309
Collective investment trust	1,674,916	2,435,322
Total investments	25,754,967	26,626,852

Receivables:
Notes receivable from participants	731,468	795,227
Net assets available for benefits	$26,486,435	$27,422,079

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributable to:
Investment income:
Dividends	$478,959	$366,139
Net (depreciation) appreciation in fair value of investments (see Note 3)	(360,382)	1,392,241
	118,577	1,758,380

Interest income on notes receivable from participants	34,836	38,488

Other income	26,452	25,051

Contributions:
Employee contributions	1,166,360	1,216,943
Employer contributions	603,143	582,720
	1,769,503	1,799,663

Total additions	1,949,368	3,621,582

Deductions from net assets attributable to:
Benefits paid to participants	2,807,667	2,958,524
Administrative expenses (see Note 2)	77,345	79,193
Total deductions	2,885,012	3,037,717

Net (decrease) increase	(935,644)	583,865

Transfer of assets	—	350

Net assets available for benefits, beginning of year	27,422,079	26,837,864
Net assets available for benefits, end of year	$26,486,435	$27,422,079

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2015 and 2014

1.  Description of the Plan

The following description of Savings Plan of the Connecticut Water Company (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Connecticut Water Company (the “Company”) is a wholly-owned subsidiary of Connecticut Water Service, Inc.  The Plan was established by the Board of Directors of the Company in 1985 and has been amended and restated since that date.  The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company and, effective January 1, 2012, The Maine Water Company, a wholly-owned subsidiary of Connecticut Water Service, Inc.

Wells Fargo Bank, N.A. serves both as the Plan’s Trustee and record-keeper.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Corporate Finance and Investment Committee determines the Plan’s valuation policies utilizing information provided by Fiduciary Investment Advisors.

Effective January 1, 2009, the Company changed the Plan to meet the requirements of a special Internal Revenue Code (“IRC”) safe harbor.  Under the provisions of this safe harbor plan, as amended and restated effective January 1, 2012, the Company makes an automatic contribution of 3% of eligible compensation for all eligible employees, even if the employee does not elect to make their own contributions.  Employees hired on or after January 1, 2009 are ineligible to participate in the Company’s pension plan; therefore, the Company contributes an additional 1.5% of eligible compensation to the employee’s account.  Additionally, the Plan contains the following provisions as described below:

(a)
Participant salary deferral contributions are made on a pre-tax basis of between 1% and 50% of eligible compensation, or a flat dollar amount up to an annual maximum set by the IRC, for all employees.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute via rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

(b)
New employees are eligible to enroll in the Plan after six months of employment with the Company.  Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(c)	Participants are eligible to receive Company contributions upon Plan enrollment.

Once eligible, employees can elect to enter into a written salary deferral agreement.  Participant loans and hardship withdrawals are permitted.  Changes in contributions are allowed quarterly.

Participants may borrow up to the lesser of $50,000 or 50% of the vested amount of their accounts at the rate of interest of prime rate plus 1%.  The minimum loan amount is $1,000. Notes receivable from participants must be repaid within five years, or before attaining age 65, whichever is shorter.  Notes receivable from participants to purchase a principal residence may be repaid within fifteen years. Principal and interest are paid ratably through payroll deductions over the life of the loan. Delinquent notes receivable from participants are treated as a benefit payment based upon the terms of the Plan document.

A participant is fully vested at all times in the accrued balance of his or her entire account.

On a daily basis, the Trustee determines the total net earnings of each investment option and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in each investment option.

Employer contributions are deposited into participants’ accounts based on the participant elected allocations.

Payments of benefits upon retirement at age 55 or later, or termination of employment, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed the participant’s life expectancy, or paid out commencing at age 70-1/2.  Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary.  A retired or terminated participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout.  Benefits are recorded when paid.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2015 and 2014

1.  Description of the Plan (Continued)

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and account earnings.  Participant’s accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company.  Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

Prior to age 59-1/2, a participant may withdraw roll-over balances for any reason, subject to tax penalties, if applicable.  Additionally, participants under the age of 59-1/2 are able to withdraw balances attributable to employee contributions for hardship purposes.  Company contributions are not available for in-service distributions due to hardship or following the attainment of age 59-1/2.  Participants may withdraw all or any part of their contributed balance upon having attained age 59-1/2.  Company contributions can be withdrawn at age 70-1/2.

The Company amended the Plan effective January 1, 2016 in order to bring all previous amendments under one, updated plan document.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Expenses
Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the Plan administrator directs the Trustee to pay these expenses utilizing Plan assets.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in the net appreciation of fair value of investments. During 2015 and 2014, administrative expenses of $77,345 and $79,193, respectively, were paid to the Trustee out of Plan assets.

Valuation of Investments and Income Recognition
Investments held by a collective investment trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined contribution plans.  Since there is not a material difference between fair value and contract value for the collective investment trust, the Plan’s investment in the collective investment trust is presented at contract value, which approximates fair value on the statements of net assets available for benefits as of December 31, 2015 and 2014.

The investments in the accompanying statements of net assets available for benefits are stated at fair value.  Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the Plan year.  Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices.  Mutual funds are reported at net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2015 and 2014

2. Summary of Significant Accounting Policies (Continued)

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, a collective investment trust, and a common stock fund.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and supplemental schedule.

Recently Issued Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”)  Under ASU 2015-07, Plan investments for which fair value is measured at net asset value per share using the practical expedient should not be categorized in the fair value hierarchy disclosure in the financial statements.  ASU 2015-07 is effective for annual periods beginning after December 15, 2015.  The adoption of ASU 2015-07 is not expected to have a material impact on the disclosures in the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” (“ASU 2015-12”), which is part of the FASB’s Simplification Initiative for employee benefit plans. Part I of ASU 2015-12 designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of ASU 2015-12 removes the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits, removes the requirement to disclose the net appreciation or depreciation for investments by general type, and removes the requirement to disclose investments by class of investments in the fair value table prescribed by FASB Accounting Standards Codification 820, “Fair Value Measurement”. Part III allows for certain amounts to be reported as of the month end date prior to the plan’s year end for those year ends that do not fall on a month end. ASU 2015-12 is effective for all entities for fiscal years beginning after December 15, 2015. Early adoption is permitted for all entities. The adoption of ASU 2015-12 is not expected to have a material impact on the disclosures in the Plan’s financial statements.

3. Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts.  The fair value of investments that represent 5% or more of the Plan’s net assets as of December 31, 2015 and 2014 are as follows:

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2015 and 2014

3. Investments (Continued)

2015
Vanguard Growth Index Fund	$2,606,793
Vanguard Target Retirement Fund 2030	2,404,253
Vanguard Target Retirement Fund 2020	2,231,908
Connecticut Water Service, Inc. common stock fund	2,063,072
MFS Value Fund	1,951,629
American Balanced Fund	1,848,490
Vanguard 500 Index Fund	1,802,501
Wells Fargo Stable Return Fund	1,674,916
Vanguard Small Cap Growth Index Fund	1,615,501
MetWest Total Return Bond Fund	1,591,843
American EuroPacific Growth Fund	1,565,664

2014
Wells Fargo Stable Return Fund	$2,435,322
Blackrock Funds III Lifepath 2030	2,533,967
Blackrock Funds III Lifepath 2020	1,849,119
MFS Value Fund	2,287,443
Vanguard Growth Index Fund	2,352,783
American EuroPacific Growth Fund	1,622,564
MetWest Total Return Bond Fund	1,784,934
American Balanced Fund	2,017,589
Vanguard Small Cap Growth Index Fund	1,725,722
Vanguard 500 Index Fund	2,060,230
Connecticut Water Service, Inc. common stock fund	1,814,309
Blackrock Funds III Lifepath 2040	1,373,600

During 2015 and 2014, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, (depreciated)/appreciated in value by $(360,382) and $1,392,241, respectively, as follows:

	2015	2014

Mutual Funds	$(542,139)	$1,259,336
Common Stock Fund	148,300	90,449
Collective Investment Trust	33,457	42,456
	$(360,382)	$1,392,241

4. Fair Value Measurements

The Plan values its financial instruments based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs is used to measure fair value into three broad levels, which are described below:

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2015 and 2014

4. Fair Value Measurements (Continued)

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial assets carried at fair value at December 31, 2015 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$11,860,157	$—	$—	$11,860,157
Balanced Mutual Funds	8,564,979	—	—	8,564,979
Fixed Income Mutual Funds	1,591,843	—	—	1,591,843
Total Mutual Funds	22,016,979	—	—	22,016,979
Collective Investment Trust	—	1,674,916	—	1,674,916
Common Stock Fund	—	2,063,072	—	2,063,072
	$22,016,979	$3,737,988	$—	$25,754,967

Financial assets carried at fair value at December 31, 2014 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$12,625,446	$—	$—	$12,625,446
Balanced Mutual Funds	7,966,841	—	—	7,966,841
Fixed Income Mutual Funds	1,784,934	—	—	1,784,934
Total Mutual Funds	22,377,221	—	—	22,377,221
Collective Investment Trust	—	2,435,322	—	2,435,322
Common Stock Fund	—	1,814,309	—	1,814,309
	$22,377,221	$4,249,631	$—	$26,626,852

There have been no changes in the methodologies used at December 31, 2015 and 2014.

Investments in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end using quoted market prices on active markets (Level 1).  Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Investments in the common stock fund are valued at the closing price reported on the active market on which the individual securities are traded, plus any uninvested cash position (Level 2).

The Plan’s interest in the collective investment trust is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2015 and 2014

4. Fair Value Measurements (Continued)

Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Fair value of investments in entities that use NAV
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014:

2015	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo Stable Return Fund	$1,674,916	—	Daily	1 Day

2014	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo Stable Return Fund	$2,435,322	—	Daily	1 Day

The Wells Fargo Stable Return Fund seeks to maintain the safety of the investor’s principal while obtaining a consistent, low volatility return superior to other high quality alternatives over a full interest rate cycle.

5. Tax Status

The Plan obtained its latest determination letter on September 15, 2010, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of December 31, 2015 and 2014.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions and, in April 2016, the Company was notified by the IRS that the Plan would undergo an examination for the 2014 plan year.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6. Related-Party Transactions and Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, notes receivable from participants and investments in Connecticut Water Service, Inc. Common Stock Fund are considered party-in-interest transactions. The Plan held 67,776 and 63,775 units of the Company’s Common Stock Fund as of December 31, 2015 and 2014, respectively.  The fair value of the investment in the Company’s Common Stock Fund was $2,063,072 and $1,814,309 as of December 31, 2015 and 2014, respectively.  Net appreciation in the Plan’s investment in Connecticut Water Service, Inc. Common Stock Fund was $148,300 and $90,449 for the years ended December 31, 2015 and 2014, respectively.  Dividends are reinvested in the Plan when paid.  Total dividends paid during the years ended December 31, 2015 and 2014 were approximately $51,000 and $46,000, respectively.

The Plan’s investment in the Wells Fargo Stable Return Fund managed by the Trustee is considered an exempt party-in-interest transaction. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investment, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the Trustee of $77,345 and $79,193 for the years ended December 31, 2015 and 2014, respectively, which were not covered by revenue sharing. The Plan sponsor pays directly any other fees related to the Plan’s operations.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2015 and 2014

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

8. Nonexempt Transactions

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Line 4a) for the year ended December 31, 2015, certain contributions of $208 were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2015.

For the year ended December 31, 2014, certain contributions of $55,930 were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company.

9. Compliance Related Matters

During 2014, certain operational failures were identified surrounding participant loan administration including the timeliness of loan setup. As a result of these operational failures, the Plan has filed, and the IRS accepted, an application under the Voluntary Fiduciary Correction Program (“VFCP”) of the IRS. In December 2015, the IRS accepted the Plan’s VFCP application without changes and the Company believes this matter is closed. During 2015, certain additional operational failures were identified surrounding Plan administration, including an operational issue where incorrect compensation was used to calculate 2015 contributions to the Plan. The Plan administrator is in the process of determining the correct contributions required to make to the Plan. Despite the operational failures identified, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC.

Savings Plan of the Connecticut Water Company
EIN:  06-0713930
Plan Number:  003
Schedule H - Line 4(a) - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

Total That Constitute Nonexempt Prohibited Transactions

Total Fully Corrected
	Check Here				Under Voluntary
Participant	if Late			Contributions	Fiduciary Correction
Contributions	Participant Loan	Contributions	Contributions	Pending	Program (“VFCP”) and
Transferred	Repayments	Not	Corrected	Correction	Prohibited Transaction
Late to the Plan	are Included	Corrected	Outside VFCP	in VFCP	Exemption 2002-51

$208		—	$208	—	—

See Report of Independent Registered Public Accounting Firm.

Savings Plan of the Connecticut Water Company
EIN:  06-0713930
Plan Number:  003
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2015

		Description of Investment including
	Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest,		Current
	Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	American EuroPacific Growth Fund	Mutual Fund	**	$1,565,664
	American Balanced Fund	Mutual Fund	**	1,848,490
	Vanguard Target Retirement Fund	Mutual Fund	**	129,556
	Vanguard Target Retirement Fund 2015	Mutual Fund	**	13,025
	Vanguard Target Retirement Fund 2020	Mutual Fund	**	2,231,908
	Vanguard Target Retirement Fund 2025	Mutual Fund	**	251,926
	Vanguard Target Retirement Fund 2030	Mutual Fund	**	2,404,253
	Vanguard Target Retirement Fund 2035	Mutual Fund	**	238,931
	Vanguard Target Retirement Fund 2040	Mutual Fund	**	1,163,429
	Vanguard Target Retirement Fund 2045	Mutual Fund	**	167,425
	Vanguard Target Retirement Fund 2050	Mutual Fund	**	107,774
	Vanguard Target Retirement Fund 2055	Mutual Fund	**	8,194
	Vanguard Target Retirement Fund 2060	Mutual Fund	**	68
	Vanguard Growth Index Fund	Mutual Fund	**	2,606,793
	Vanguard 500 Index Fund	Mutual Fund	**	1,802,501
	Vanguard Mid Cap Index Fund	Mutual Fund	**	1,194,942
	Vanguard Small Cap Growth Index Fund	Mutual Fund	**	1,615,501
	Vanguard Small Cap Index Fund	Mutual Fund	**	724,432
	Vanguard Value Index Fund	Mutual Fund	**	398,695
	MFS Value Fund	Mutual Fund	**	1,951,629
	MetWest Total Return Bond Fund	Mutual Fund	**	1,591,843
	Total Mutual Funds			22,016,979

*	Connecticut Water Service, Inc.	Common Stock Fund	**	2,063,072

*	Wells Fargo Stable Return Fund	Collective Investment Trust	**	1,674,916

*	Participant loans	Interest rates ranging from 4.25% to
		9.25%, maturing between 2016 and
		2020, secured by participant account
		balance	**	731,468

	Total			$26,486,435

*	Indicates a party-in-interest

**	Cost information was omitted since all investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY
Date: June 28, 2016	By: /s/ David C. Benoit Name: David C. Benoit Title: Senior Vice President and Chief Financial Officer, Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm